Exhibit 4.8

FORM OF FLOATING RATE MANAGEMENT AGREEMENT

THIS AGREEMENT dated as of the [•], is entered into by and between [•], a company duly organized and existing under the laws of [•] (the “Owner”) and CAPITAL-GAS SHIP MANAGEMENT CORP., a company duly organized and existing under the laws of Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Manager”).

WHEREAS:

A.	The Owner is the registered owner of [•] (the “Vessel”) and requires certain commercial and technical management services for the operation of the Vessel; and

B.	The Owner wishes to engage the Manager to provide such commercial and technical management services to the Owner on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration of the fees set forth in Schedule “C” to this Agreement (the “Fees and Costs”) and subject to the Terms and Conditions attached hereto, the Manager shall provide the services set forth in Schedule “A” to this Agreement (the “Services”) to the Vessel and for the time period set out in Schedule “B” to this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

[•]

By:
Name:
Title:

CAPITALGAS SHIP MANAGEMENT CORP.,

By:
Name:
Title:

ARTICLE I

TERMS AND CONDITIONS

Section 1. Definitions. In this Agreement, the term:

“Affiliates” means, with respect to any Person as at any particular date, any other Persons that directly or indirectly, through one or more intermediaries, are Controlled by, Control or are under common Control with the person in question, and “Affiliate” means any one of them.

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person);

“Consumer Price Index” means the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics of the United States Department of Labor, New York, N.Y. –Northeastern N.J. Area, All Items (1982-1984 = 100), or any successor index thereto, appropriately adjusted. In the event that the Consumer Price Index is converted to a different standard reference base or otherwise revised, the determination of amounts provided for in this Agreement shall be made with the use of such conversion factor, formula or table for converting the Consumer Price Index as may be published by the Bureau of Labor Statistics or, if said Bureau shall not publish the same, then with the use of such conversion factor, formula or table as may be published by Prentice-Hall, Inc., or any other nationally recognized publisher of similar statistical information. If the Consumer Price Index ceases to be published, and there is no successor thereto, such other index as the Manager may reasonably select shall be substituted for the Consumer Price Index.

Section 2. General. The Manager shall provide the Services, in a commercially reasonable manner, as the Owner, may from time to time direct. The Manager shall perform the Services to be provided hereunder in accordance with customary ship management practice and with the care, diligence and skill that a prudent manager of vessels such as the Vessel would possess and exercise.

Section 3. Covenants. During the term of this Agreement the Manager shall:

(i)

diligently provide or subcontract for the provision of (in accordance with Section 18 hereof) the Services to the Owner as an independent contractor, and be responsible to the Owner for the due and proper performance of same;

(ii)	retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(iii)

keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles.

Section 4. Non-exclusivity. The Manager and its employees may provide services of a nature similar to the Services to any other person. There is no obligation for the Manager to provide the Services to the Owner on an exclusive basis.

Section 5. Confidential Information. The Manager shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement. The Owner shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by the Manager of this obligation. The Manager shall not resist such application for relief on the basis that the Owner has an adequate remedy at law, and the Manager shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6. Service Fee. In consideration for the Manager providing the Services, the Owner shall pay the Manager the Fees and reimburse the Costs as set out in Schedule “C” to this Agreement.

Section 7. General Relationship Between The Parties. The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between the Manager and the Owner.

Section 8. Force Majeure and Indemnity.

(i)

Neither the Owner nor the Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control.

(ii)

The Manager shall be under no liability whatsoever to the Owner for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Services UNLESS and to the extent that such loss, damage, delay or expense is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or their employees in connection with the Vessel, in which case (save where such loss, damage, delay or expense has resulted from the Manager ’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Manager’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.

(iii)

Notwithstanding anything that may appear to the contrary in this Agreement, the Manager shall not be responsible for any of the actions of the crew of the Vessel even if such actions are negligent, grossly negligent or willful.

(iv)

The Owner shall indemnify and hold harmless the Manager and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (“Environmental Laws”), or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided however that such indemnity shall exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to (A) the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or (B) any breach of this Agreement by the Manager.

(v)

Without prejudice to the general indemnity set out in this Section, the Owner hereby undertakes to indemnify the Manager, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of the Owner or the Vessel, whether or not such taxes, imposts and duties are levied on the Owner or the Manager. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to the Manager as consideration for the performance of Services for the Owner. The Owner shall pay all taxes, dues or fines imposed on the Vessel or the Manager as a result of the operation of the Vessel.

(vi)

It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager and the employees of such sub-contractors) shall in any circumstances whatsoever be under any liability whatsoever to the Owner for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid.

(vii)

The Owner acknowledges that it is aware that the Manager is unable to confirm that the Vessel, her systems, equipment and machinery are free from defects, and agrees that the Manager shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses which the Owner may suffer or incur resulting from pre-existing or latent deficiencies in the Vessel, her systems, equipment and machinery.

The provisions of this Section 8 shall remain in force notwithstanding termination of this Agreement.

Section 9. Term And Termination. With respect to the Vessel, this Agreement shall commence from the date of this Agreement and will continue for approximately five years, unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(a) in the case of the Owner, there is a Change of Control of the Manager and in the case of the Manager, if there is a Change of Control of the Owner;

(b) the other party breaches this Agreement;

(c) a receiver is appointed for all or substantially all of the property of the other party;

(d) an order is made to wind-up the other party;

(e) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(f) the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced.

The approximate termination date of this Agreement with respect to the Vessel is listed in Schedule “B” to this Agreement (the “Date of Termination”) next to the Vessel’s name. This Agreement shall be deemed to be terminated with respect to the Vessel in the case of the sale of the Vessel or if she becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned. Notwithstanding such deemed termination, any Fees or Costs outstanding at the time of the sale or loss shall be paid in accordance with the provisions of this Agreement.

For the purpose of this clause:

(i)

the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be the legal owner of the Vessel, or the Vessel owning company, as the case may be;

(ii)

the Vessel shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or the Owner issue a notice of abandonment to the underwriters.

The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

Section 10. Fees Upon Termination with respect to the Vessel. Upon termination of this Agreement, the Fee shall be adjusted with respect to the Vessel as at the effective date of termination of this Agreement, based on the Fees set forth in Schedule C and all reimbursements due to the Manager shall be immediately payable. Any overpayment shall forthwith be refunded to the Owner and any underpayment shall forthwith be paid to the Manager .

Section 11. Surrender Of Books And Records. Upon termination of this Agreement, the Manager shall forthwith surrender to the Owner any and all books, records, documents and other property in the possession or control of the Manager relating to this Agreement and to the business, finance, technology, trademarks or affairs of the Owner and, except as required by law, shall not retain any copies of same.

Section 12. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement and (in relation to such subject matter) supersedes and replaces all prior understandings and agreements, written or oral, between the parties.

Section 13. Amendments to Agreement. The Manager reserves the right to make such changes to this Agreement as it shall consider necessary to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessel. Such changes will be intimated in writing to the Owner and will come into force on intimation or on the date on which such regulatory or other changes come into effect (whichever shall be the later).

Section 14. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 15. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 16. Law And Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.

Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 17. Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to the Owner:

3 Iassonos Street

Piraeus, 18537, Greece

Attn: Director

Fax: +30 210 428 4285

If to the Manager :

3 Iassonos Street

Piraeus, 18537, Greece

Attn: Legal Representative

Fax: +30 210 4285769

Section 18. Subcontracting And Assignment. The Manager may freely sub-contract and sub-license this Agreement to any party, so long as the Manager remains liable for performance of the Services and its other obligations under this Agreement.

Section 19. Waiver. The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 20. Counterparts. This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A

SERVICES

The Manager shall provide such of the following commercial and technical management services (the “Services”) to the Owner, as the latter from time to time request and direct the Manager to provide:

(1) Negotiating on behalf of the Owner time charters, bareboat charters, voyage charters and other employment contracts with respect to the Vessel and monitor payments thereunder;

(2) Exercising of due diligence to:

(i)

maintain and preserve the Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, good condition, running order and repair, so that the Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in good operating condition;

(ii)	keep the Vessel in such condition as will entitle her to the highest classification and rating from the classification society chosen by the Owner or charter for vessels of the class, age and type;

(iii)

prepare and obtain all necessary approvals for a shipboard oil pollution emergency plan (SOPEP) in a form approved by the Marine Environment Protection Committee of the International Maritime Organisation pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (MARPOL 73/78), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(iv)

arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan;

(v)

inform the Owner promptly of any major release or discharge of oil or other hazardous material in compliance with law and identify and ensure the availability by contract or otherwise of a Qualified Individual, a Spill Management Team, an Oil Spill Removal Organisation (as such terms are defined by applicable Environmental Laws), and any other individual or entity required by Environmental Laws, resources having salvage, firefighting, lightering and, if applicable, dispersant capabilities, and public relations/media personnel to assist the Owner to deal with the media in the event of discharges of oil;

(vi)

arrange and procure for the vetting of the Vessel and the Owner or the Manager by major charterers and arranging and attending relevant inspections of the Vessel, including pre-vetting inspections, or visits at the premises of the Manager up to a maximum number of five inspection visits per year to be attended by the Manager , with additional visits to be for the account of the Owner; and

(vii)	provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

The Manager is expressly authorized as agents for the Owner to enter into such arrangements by contract or otherwise as are required to ensure the availability of the Services outlined above. The Manager is further expressly authorized as agents for the Owner to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA or other Federal or State laws.

(3) Storing, victualing and supplying of the Vessel and the arranging for the purchase of certain day to day stores, supplies and parts;

(4) Procuring and arrangement for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of the Vessel;

(5) Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6) Performance of all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7) Naming of vessel agents for the transaction of the Vessel’s business;

(8) Arrangement and retention in full force and effect of all customary insurance pertaining to the Vessel as instructed by the Owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution covering the Vessel; if requested by the Owner or charterer, making application for certificates of financial responsibility on behalf of the Vessel covered hereunder;

(9) Adjustment and the negotiating of settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(10) If requested, provide the Owner with technical assistance in connection with any sale of the Vessel. The Manager will, if requested in writing by the Owner, comment on the terms of any proposed Memorandum of Agreement, but the Owner will remain solely responsible for agreeing on the terms of any Memorandum of Agreement regulating any sale;

(11) Arrangement or the prompt dispatch of the Vessel from loading and discharging ports and for transit through canals;

(12) Arrangement for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of the Vessel; it being understood that the Owner will be responsible for the payment of such counsel’s fees and expenses;

(13) Arrangement for the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average, and in all ways reasonably possible protecting the interest of the Vessel and her Owner; it being understood that the Owner will be responsible for the payment of such adjuster’s fees and expenses;

(14) Arrangement for the appointment of surveyors and technical consultants as necessary; it being understood that the Owner will be responsible for the payment of such surveyor’s or technical consultant’s fees and expenses outside the ordinary course of business;

(15) Negotiating of the settlement of insurance claims of the Vessel Owner’s or charterer’s protection and indemnity insurance and the arranging for the making of disbursements accordingly for the Owner’s or charterer’s account; the Owner shall arrange for the provision of any necessary guarantee bond or other security;

(16) Attendance to all matters involving the Vessel’s crew, including, but not limited to, the following:

(i)

arranging for the procurement and enlistment for the Vessel, as required by applicable law, of competent, reliable and duly licensed personnel (hereinafter referred to as “crew members”) in accordance with the requirements of International Maritime Organisation Convention on Standards of Training Certification and Watchkeeping for Seafarers 1978 and as subsequently amended, and all replacements therefore as from time to time may be required;

(ii)	arranging for all transportation, board and lodging for the crew members as and when required at rates and types of accommodations as customary in the industry;

(iii)

keeping and maintaining full and complete records of any labour agreements which may be entered into between the Owner or disponent owner and the crew members and the prompt reporting to the Owner or disponent owner as soon as notice or knowledge thereof is received of any change or proposed change in labour agreements or other regulations relating to the master and the crew members;

(iv)	negotiating the settlement and payment of all wages with the crew members during the course of and upon termination of their employment;

(v)

the handling of all details and negotiating the settlement of any and all claims of the crew members including, but not limited to, those arising out of accidents, sickness, or death, loss of personal effects, disputes under articles or contracts of enlistment, policies of insurance and fines;

(vi)

keeping and maintaining all administrative and financial records relating to the crew members as required by law, labour agreements, the Owner or charterer, and rendering to the Owner or charterer any and all reports when, as and in such form as requested by the Owner or charterer;

(vii)	the performance of any other function in connection with crew members as may be requested by the Owner or charterer; and

(viii)	negotiating with unions, if required.

(17) Payment of all charges incurred in connection with the management of the Vessel, including, but not limited to, the cost of the items listed in (2) to (16) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(18) In such form and on such terms as may be requested by the Owner, the prompt reporting to the Owner of the Vessel’s movement, position at sea, arrival and departure dates, casualties and damages received or caused by the Vessel;

(19) In case the Vessel is employed under a voyage charter, the Owner shall pay for all voyage related expenses (including bunkers, canal tolls and port dues) and the Manager shall arrange for the provision of bunker fuel of the quality agreed with the Owner as required for the Vessel’s trade. The Manager shall be entitled to order bunker fuel through such brokers or suppliers as the Manager deem appropriate unless the Owner instruct the Manager to utilize a particular supplier which the Manager will be obliged to do provided that the Owner have made prior credit arrangements with such supplier. The Owner shall comply with the terms of any credit arrangements made by the Manager on their behalf;

(20) The Manager shall not in any circumstances have any liability for any bunkers which do not meet the required specification. The Manager will, however, take such action, on behalf of the Owner, against the supplier of the bunkers, as is agreed with the Owner.

(21) The Manager shall make arrangements and supervise the drydocking, repairs, alterations and maintenance of the Vessel to the standards required to ensure that she will comply with the laws of the flag and of the jurisdictions where the Vessel trades and all requirements and recommendations of the applicable Classification Society.

SCHEDULE B

VESSEL AND DATE OF TERMINATION

Vessel Name	Expected

[•]	Termination Date
[•]

SCHEDULE C

FEES AND COSTS

In consideration for the provision of the Services set out in Schedule “A” by the Manager to the Owner, the Owner shall:

(i)

pay the Manager a technical management fee equal to $2,000 per day for technical services provided to the Owner. Such $2,000 amount shall be subject to increase on each anniversary of the date hereof based on the total percentage increase, if any, in the Consumer Price Index over the immediately preceding twelve months of the term of this Agreement;

(ii)

reimburse the Manager for all of the reasonable direct and indirect costs, liabilities and expenses incurred by the Manager and its appointed advisors or Affiliates in providing the Services set out in Schedule “A”, not covered by the fee set out in (i) above.

For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the Manager shall not be responsible for, and the Owner shall pay:

(i)	any tax (including tonnage tax), dues or fines imposed on the Vessel or the Manager due to the operation or management of the Vessel.

(ii)	for any expenses incurred in connection with the sale of the Vessel, such as in connection with legal, inspections and technical assistance.

(iii)

for any similar costs, liabilities and expenses that were not reasonably contemplated by the Owner and the Manager as being encompassed by or a component of the Fees at the time the Fees were determined.

SETTLEMENT

Within 30 days after the end of each month, the Manager shall submit to the Owner for payment an invoice for reimbursement of all costs and expenses incurred by the Manager (the “Costs and Expenses”) in connection with the provision of the Services under the Agreement for such month. Each statement will contain such supporting detail as may be reasonably required to validate such amounts due.

The Owner shall make payment within 30 days of the date of each invoice (any such day on which a payment is due, the “Due Date”). All invoices for Services are payable in U.S. dollars. All amounts not paid within 10 days after the Due Date shall bear interest at the rate of 1.00% per annum over US$ LIBOR from such Due Date until the date payment is received in full by the Manager.